Exhibit 99.1

Exhibit 99.1 Lufax Holding Ltd 陆金所控股有限公司 (A company incorporated in the Cayman Islands with limited liability) Stock Code: 6623 NYSE Stock Ticker: LU 2023 INTERIM REPORT

CONTENTS 2 Company Information 4 Management Discussion and Analysis 14 Corporate Governance and Other Information 23 Report on Review of Interim Financial Information 25 Interim Condensed Consolidated Statement of Comprehensive Income 27 Interim Condensed Consolidated Statement of Financial Position 29 Interim Condensed Consolidated Statement of Changes In Equity 31 Interim Condensed Consolidated Statement of Cash Flows 32 Notes to Unaudited Condensed Consolidated Financial Statements for the Six-months Ended June 30, 2023 63 Annex I — Unaudited Condensed Consolidated Financial Information for the Three-months Ended June 30, 2023 66 Definitions

COMPANY INFORMATION Directors Executive Directors Mr. Yong Suk CHO (趙容奭) (Chairman and Chief Executive Officer) Mr. Gregory Dean GIBB (計葵生) (Co-Chief Executive Officer) Non-executive Directors Mr. Yonglin XIE (謝永林) (appointed on August 8, 2023) Mr. Guangheng JI (冀光恒) (resigned on August 8, 2023) Ms. Xin FU (付欣) Mr. Yuqiang HUANG (黃玉強) Independent Non-Executive Directors Mr. Rusheng YANG (楊如生) Mr. Weidong LI (李偉東) Mr. Xudong ZHANG (張旭東) Mr. David Xianglin LI (李祥林) Audit Committee Mr. Rusheng YANG (楊如生) (Chairperson) Mr. Xudong ZHANG (張旭東) Mr. David Xianglin LI (李祥林) Nomination and Remuneration Committee Mr. Weidong LI (李偉東) (Chairperson) Mr. Xudong ZHANG (張旭東) Mr. Rusheng YANG (楊如生) Company Secretary Ms. Sharon Wing Han LEUNG (梁穎嫻) Authorised Representatives Mr. Gregory Dean GIBB (計葵生) Ms. Sharon Wing Han LEUNG (梁穎嫻) Registered Office Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands Head Office and Principal Place of Business in China Building No. 6, Lane 2777, Jinxiu East Road Pudong New District Shanghai People’s Republic of China Principal Place of Business in Hong Kong 5/F, Manulife Place 348 Kwun Tong Road, Kowloon Hong Kong Auditor PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F, Prince’s Building Central Hong Kong Principal Share Registrar and Transfer Office Maples Fund Services (Cayman) Limited PO Box 1093 Boundary Hall, Cricket Square Grand Cayman, KY1-1102 Cayman Islands Hong Kong Share Registrar Tricor Investor Services Limited 17/F, Far East Finance Centre 16 Harcourt Road Hong Kong 2 Lufax Holding Ltd

Company Information (Continued) Hong Kong Legal Advisor Skadden, Arps, Slate, Meagher & Flom and affiliates 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Central Hong Kong Compliance Adviser Somerley Capital Limited 20/F, China Building 29 Queen’s Road Central Hong Kong Principal Banks Ping An Bank Co., Ltd. 5047 Shennan Road East Luohu District Shenzhen PRC Bank of China Limited No. 1 Fuxingmen Nei Dajie Xicheng District Beijing PRC China Minsheng Banking Corp., Ltd. No. 2 Fuxingmennei Avenue Xicheng District Beijing PRC China Everbright Bank Company Limited China Everbright Center No. 25 Taipingqiao Street Xicheng District Beijing PRC Bank of Shanghai Co., Ltd. No. 168, Middle Yincheng Road China (Shanghai) Pilot Free Trade Zone PRC Company Website https://ir-hk.lufaxholding.com/ Listing Information and Stock Code The Stock Exchange of Hong Kong Limited Stock Code: 6623 New York Stock Exchange Stock Ticker: LU 2023 INTERIM REPORT 3

MANAGEMENT DISCUSSION AND ANALYSIS Business Review and Outlook We are a leading financial services enabler for SBOs in China. We offer financing products designed principally to address the needs of SBOs. In doing so, we have established relationships with 91 financial institutions in China as our funding and credit enhancement partners, many of which have worked with us for over three years. As of June 30, 2023, our total outstanding balance of loans was RMB426.4 billion, representing a decrease of 35.5% from June 30, 2022. Our total volume of new loans decreased from RMB293.7 billion in the first half of 2022 to RMB110.5 billion in the first half of 2023. In the first half of 2023, we continued to advance towards our 100% guarantee model. We have secured sufficient credit line and funding partners to support our 100% guarantee model. Our risk bearing by balance as of June 30, 2023 increased to 27.5%, as compared to 21.2% as of June 30, 2022. Excluding consumer finance, our risk bearing by new loan sales for the six months ended June 30, 2023 increased to 30.1%, as compared to 21.0% for the six months ended June 30, 2022. In the first half of 2023, our total income decreased from RMB32,604 million in the first half of 2022 to RMB19,348 million in the first half of 2023. Our net profits decreased from RMB8,226 million in the first half of 2022 to RMB1,736 million in the first half of 2023. We had a net margin of 9.0% in the first half of 2023. We have a strong balance sheet position. As of June 30, 2023, our net assets stood at RMB94,818 million with RMB46,928 million of cash at bank. Our consumer finance subsidiary had a capital adequacy ratio of 17.9% and our financing guarantee subsidiary had a leverage ratio of 1.6x as of the same date. Our strong capital position demonstrates our business resilience and provides a solid foundation for us to navigate through the business cycle. As of June 30, 2023, our outstanding balance of consumer finance loans was RMB32.8 billion. Our total volume of new consumer finance loans amounted to RMB31.8 billion for the six months ended June 30, 2023. The events of the past several quarters have highlighted the importance of mitigating risk for the long-term health of our business. As such, prudent risk management and business diversification are the key components for our medium-term strategic initiatives. Recognizing this, we have devised a multi-pronged approach which we believe will build the foundations for long-term sustainability in our business, including maximizing the utility of our guarantee and consumer finance licenses, continuing our operational shift towards better-performing regions and customers, maintaining strength in our direct sales channel, and further enhancing our end to end risk control mechanisms. 4 Lufax Holding Ltd

Management Discussion and Analysis (Continued) Second Quarter 2023 & First Half 2023 Operational Highlights • Outstanding balance of loans enabled was RMB426.4 billion as of June 30, 2023, compared to RMB661.4 billion as of June 30, 2022, representing a decrease of 35.5%. • Cumulative number of borrowers increased by 8.3% to approximately 19.7 million as of June 30, 2023 from approximately 18.2 million as of June 30, 2022. • New loans enabled were RMB53.5 billion in the second quarter of 2023, compared to RMB129.5 billion in the same period of 2022, representing a decrease of 58.7%. • During the second quarter of 2023, excluding the consumer finance subsidiary, the Company bore risk on 39.2% of its new loans enabled, up from 21.7% in the same period of 2022. • As of June 30, 2023, including the consumer finance subsidiary, the Company bore risk on 27.5% of its outstanding balance, up from 21.2% as of June 30, 2022. Credit enhancement partners bore risk on 69.5% of outstanding balance, among which Ping An Property and Casualty Insurance Company (a subsidiary of Ping An Insurance) accounted for a majority. • For the second quarter of 2023, the Company’s retail credit enablement business take rate(1) based on loan balance was 7.0%, as compared to 8.6% for the second quarter of 2022. • C-M3 flow rate(2) for the total loans the Company had enabled was 1.0% in the second quarter of 2023, remaining unchanged from the first quarter of 2023. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.2% and 0.5%, respectively, in the second quarter of 2023, as compared to 1.2% and 0.5%, respectively, in the first quarter of 2023. • Days past due (“DPD”) 30+ delinquency rate(3) for the total loans the Company had enabled was 5.9% as of June 30, 2023, as compared to 5.7% as of March 31, 2023. DPD 30+ delinquency rate for general unsecured loans was 6.8% as of June 30, 2023, as compared to 6.4% as of March 31, 2023. DPD 30+ delinquency rate for secured loans was 2.9% as of June 30, 2023, as compared to 3.2% as of March 31, 2023. • DPD 90+ delinquency rate(4) for the total loans enabled was 3.6% as of June 30, 2023, as compared to 3.3% as of March 31, 2023. DPD 90+ delinquency rate for general unsecured loans was 4.2% as of June 30, 2023, as compared to 3.7% as of March 31, 2023. DPD 90+ delinquency rate for secured loans was 1.7% as of June 30, 2023, as compared to 1.9% as of March 31, 2023. • As of June 30, 2023, Non-performing loan ratio for consumer finance loans(5) was 2.2% as compared to 2.4% as of March 31, 2023. Notes: (1) The take rate of retail credit enablement business is calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period. (2) Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from the flow rate calculation. (3) DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation. (4) DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation. (5) Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 61 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans. 2023 INTERIM REPORT 5

Management Discussion and Analysis (Continued) Total Income For the Six Months Ended June 30, 2022 2023 YoY (Unaudited) (Unaudited) (RMB) (RMB) (US$) (in millions, except percentages) Technology platform-based income 16,672 9,086 1,253 (45.5%) Net interest income 9,994 6,716 926 (32.8%) Guarantee income 3,838 2,565 354 (33.2%) Other income 1,236 538 74 (56.5%) Investment income 863 445 61 (48.4%) Share of net profit/(loss) of investments accounted for using the equity method 1 (2) (0) (215.3%) Total income 32,604 19,348 2,668 (40.7%) Our total income decreased by 40.7% from RMB32,604 million for the six months ended June 30, 2022 to RMB19,348 million for the six months ended June 30, 2023 due to the decreased transaction volume and outstanding balance. Technology platform-based income. Our technology platform-based income decreased by 45.5% from RMB16,672 million for the six months ended June 30, 2022 to RMB9,086 million for the six months ended June 30, 2023 due to (i) the decrease of retail credit service fees as a result of a decrease in new loan sales and a lower fee rate and (ii) the decrease of referral and other technology platform-based income as a result of a decrease in transaction volume. Net interest income. Our net interest income decreased by 32.8% from RMB9,994 million for the six months ended June 30, 2022 to RMB6,716 million for the six months ended June 30, 2023 mainly due to a decrease in new loan sales and a lower fee rate, partially offset by an increase in net interest income from our consumer finance business. Guarantee income. Our guarantee income decreased by 33.2% from RMB3,838 million for the six months ended June 30, 2022 to RMB2,565 million for the six months ended June 30, 2023 due to a decrease in loan balance and a lower fee rate. Other income. Our other income decreased by 56.5% from RMB1,236 million for the six months ended June 30, 2022 to RMB538 million for the six months ended June 30, 2023 due to the change of fee structure that we charged to our primary credit enhancement partners. Investment income. Our investment income decreased by 48.4% from RMB863 million for the six months ended June 30, 2022 to RMB445 million for the six months ended June 30, 2023 due to the decrease of fair value of investment assets. 6 Lufax Holding Ltd

Management Discussion and Analysis (Continued) For the Three Months Ended June 30, 2022 2023 YoY (Unaudited) (Unaudited) (RMB) (RMB) (in millions, except percentages) Technology platform-based income 7,380 4,076 (44.8%) Net interest income 5,010 3,367 (32.8%) Guarantee income 1,936 1,149 (40.7%) Other income 532 310 (41.7%) Investment income 428 370 (13.6%) Share of net profits of investments accounted for using the equity method 2 (1) (165.6%) Total income 15,288 9,270 (39.4%) Our total income was RMB9,270 million in the second quarter of 2023, compared to RMB15,288 million in the same period of 2022, representing a decrease of 39.4%. Technology platform-based income. Our technology platform-based income was RMB4,076 million in the second quarter of 2023, compared to RMB7,380 million in the same period of 2022, representing a decrease of 44.8%, due to (i) the decrease of retail credit service fees attributable to the decrease in new loan sales and a lower fee rate, and (ii) the decrease of referral and other technology platform-based income attributable to the decrease in transaction volume. Net interest income. Our net interest income was RMB3,367 million in the second quarter of 2023, compared to RMB5,010 million in the same period of 2022, representing a decrease of 32.8%, mainly due to the decrease in new loan sales and a lower fee rate, partly offset by the increase of net interest income from the Company’s consumer finance business. Guarantee income. Our guarantee income was RMB1,149 million in the second quarter of 2023, compared to RMB1,936 million in the same period of 2022, representing a decrease of 40.7%, primarily due to the decrease in loan balance and a lower fee rate. Other income. Our other income was RMB310 million in the second quarter of 2023, compared to RMB532 million in the same period of 2022, mainly due to the change of fee structure that the Company charged to its primary credit enhancement partner. Investment income. Our investment income was RMB370 million in the second quarter of 2023, compared to RMB428 million in the same period of 2022, mainly due to the decrease of fair value of investment assets. 2023 INTERIM REPORT 7

Management Discussion and Analysis (Continued)

Total Expenses

	For the Six Months Ended June 30,			
	2022	**2023**		YoY
	(Unaudited)	**(Unaudited)**		
	(RMB)	***(RMB)***	***(US$)***	
	(in millions, except percentages)			
Sales and marketing expenses	7,980	**5,570**	**768**	(30.2%)
General and administrative expenses	1,487	**1,249**	**172**	(16.0%)
Operation and servicing expenses	3,171	**3,134**	**432**	(1.2%)
Technology and analytics expenses	931	**686**	**95**	(26.4%)
Credit impairment losses	6,336	**6,130**	**845**	(3.3%)
Asset impairment losses	352	**—**	**—**	(100.0%)
Finance costs	432	**324**	**45**	(24.9%)
Other (gains)/losses — net	409	**(173)**	**(24)**	(142.3%)
Total expenses	21,099	**16,920**	**2,333**	(19.8%)

Our total expenses decreased by 19.8% from RMB21,099 million for the six months ended June 30, 2022 to RMB16,920 million for the six months ended June 30, 2023 due to the optimization of operating efficiency and the decrease of outstanding balance and new loan sales.

Sales and marketing expenses. Our sales and marketing expenses decreased by 30.2% from RMB7,980 million for the six months ended June 30, 2022 to RMB5,570 million for the six months ended June 30, 2023 due to (i) the decreased commissions as a result of the decreased new loan sales, (ii) the decreased investor acquisition and retention expenses and referral expenses from platform service as a result of the decreased transaction volume, and (iii) the decreased general sales and marketing expenses as a result of the decrease in salary as a result of optimization of our sales team.

General and administrative expenses. Our general and administrative expenses decreased by 16.0% from RMB1,487 million for the six months ended June 30, 2022 to RMB1,249 million for the six months ended June 30, 2023 due to the decrease of personnel expenses and tax and surcharge.

Operation and servicing expenses. Our operation and servicing expenses decreased by 1.2% from RMB3,171 million for the six months ended June 30, 2022 to RMB3,134 million for the six months ended June 30, 2023 due to our expense control measures.

Technology and analytics expenses. Our technology and analytics expenses decreased by 26.4% from RMB931 million for the six months ended June 30, 2022 to RMB686 million for the six months ended June 30, 2023 due to (i) the optimization of technology and research team and (ii) our improved operation efficiency.

8 Lufax Holding Ltd

Management Discussion and Analysis (Continued)

Credit impairment losses. Our credit impairment losses decreased by 3.3% from RMB6,336 million for the six months ended June 30, 2022 to RMB6,130 million for the six months ended June 30, 2023 mainly driven by the decrease in provision of loans and receivables driven by the decreased loan balance.

Asset impairment losses. Our asset impairment losses decreased by 100% from RMB352 million for the six months ended June 30, 2022 to nil for the six months ended June 30, 2023 mainly due to the higher base of impairment loss in the first half of 2022 as a result of impairment loss of long term investment.

Finance costs. Our finance costs decreased by 24.9% from RMB432 million for the six months ended June 30, 2022 to RMB324 million for the six months ended June 30, 2023 due to (i) the increase of interest income from bank deposits and (ii) the decrease of interest expenses as a result of our early repayment of Ping An Convertible Promissory Notes, (iii) partially offset by the increase of interest expenses driven by the increased interest rates.

Other (gains)/losses — net. Our other gains was RMB173 million for the six months ended June 30, 2023, compared to RMB409 million other losses for the six months ended June 30, 2022, mainly due to the gains from the change of exchange rate between RMB and U.S. dollars.

	For the Three Months Ended June 30,		
	2022	**2023**	YoY
	(Unaudited)	**(Unaudited)**	
	(RMB)	***(RMB)***	
	(in millions, except percentages)		
Sales and marketing expenses	3,496	**2,540**	(27.3%)
General and administrative expenses	762	**493**	(35.3%)
Operation and servicing expenses	1,581	**1,576**	(0.3%)
Technology and analytics expenses	483	**344**	(28.8%)
Credit impairment losses	3,513	**2,998**	(14.7%)
Asset impairment losses	352	**—**	(100.0%)
Finance costs	221	**136**	(38.7%)
Other (gains)/losses — net	527	**(130)**	(124.8%)
Total expenses	10,935	**7,957**	(27.2%)

Our total expenses decreased by 27.2% to RMB7,957 million in the second quarter of 2023 from RMB10,935 million in the same period of 2022. This decrease was mainly driven by sales and marketing expenses, as sales and marketing expenses decreased by 27.3% to RMB2,540 million in the second quarter of 2023 from RMB3,496 million in the same period of 2022. Our total expenses excluding credit impairment losses, asset impairment losses, finance costs and other (gains)/losses decreased by 21.6% to RMB4,954 million in the second quarter of 2023 from RMB6,322 million in the same period of 2022.

2023 INTERIM REPORT 9

Management Discussion and Analysis (Continued) Sales and marketing expenses. Our sales and marketing expenses decreased by 27.3% to RMB2,540 million in the second quarter of 2023 from RMB3,496 million in the same period of 2022. The decrease was mainly due to (i) the decreased borrowers acquisition costs as a result of the decrease in new loan sales, (ii) decreased investor acquisition and retention expenses and referral expenses from platform service attributable to the decreased transaction volume, and (iii) decreased general sales and marketing expenses attributable to the decrease in salary as a result of optimization of sales team. General and administrative expenses. Our general and administrative expenses decreased by 35.3% to RMB493 million in the second quarter of 2023 from RMB762 million in the same period of 2022, mainly due to the Company’s expense control measures and the decrease of tax and surcharge. Operation and servicing expenses. Our operation and servicing expenses decreased by 0.3% to RMB1,576 million in the second quarter of 2023 from RMB1,581 million in the same period of 2022, primarily due to the Company’s expense control measures and decrease of loan balance. Technology and analytics expenses. Our technology and analytics expenses decreased by 28.8% to RMB344 million in the second quarter of 2023 from RMB483 million in the same period of 2022 due to (i) the optimization of technology and research team, and (ii) the Company’s improved efficiency. Credit impairment losses. Our credit impairment losses decreased by 14.7% to RMB2,998 million in the second quarter of 2023 from RMB3,513 million in the same period of 2022, mainly due to the decrease in provision of loans and receivables as a result of the decreased loan balance. Finance costs. Our finance costs decreased by 38.7% to RMB136 million in the second quarter of 2023 from RMB221 million in the same period of 2022, mainly due to the increase of interest income from bank deposits and the decrease of interest as a result of our early repayment of Ping An Convertible Promissory Notes, partially offset by the increase of interest expenses driven by increased interest rates. Income Tax Expenses Our income tax expenses decreased by 78.9% from RMB3,279 million for the six months ended June 30, 2022 to RMB692 million for the six months ended June 30, 2023 due to the lower tax base. Net Profit Our net profit decreased by 78.9% from RMB8,226 million for the six months ended June 30, 2022 to RMB1,736 million for the six months ended June 30, 2023, driven by the aforementioned factors. Our net profit was RMB1,004 million in the second quarter of 2023, compared to RMB2,936 million in the same period of 2022, as a result of the aforementioned factors. Balance Sheet We had RMB46,928 million in cash at bank as of June 30, 2023, as compared to RMB42,863 million as of June 30, 2022. Net assets of the Company amounted to RMB94,818 million as of June 30, 2023, as compared to RMB97,238 million as of June 30, 2022. 10 Lufax Holding Ltd

Management Discussion and Analysis (Continued) Liquidity and Capital Resources For the six months ended June 30, 2023, (i) our net cash generated from operating activities was RMB5,281 million, primarily due to our operating activities; (ii) our net cash generated from investing activities was RMB1,835 million, primarily due to the redemption of our investment in wealth management products; and (iii) our net cash used in financing activities was RMB11,621 million, primarily due to the repayment of debt principle and interest. For the corresponding period of 2022, (i) our net cash used in operating activities was RMB2,737 million; (ii) our net cash generated from investing activities was RMB12,944 million; and (iii) our net cash used in financing activities was RMB7,303 million. As of June 30, 2023, our cash and cash equivalents were primarily denominated in RMB or USD. Borrowings and Other Indebtedness As of June 30, 2023, we had RMB31,814 million unsecured bank borrowings and there were no secured bank borrowings. Our borrowings with fixed interest rates ranging from 3.0% to 4.5% per annum amounted to RMB28,713 million as of the same date. In 2022, we issued two bonds of US$300 million in total, respectively, whose interest rates are determined based on compounded Secured Overnight Financing Rate rate plus 2.5% and 2.55%, and the interest is paid at maturity. Both of these bonds mature one year from their respective issuance date. As of June 30, 2023, one of the bonds of US$150 million had been fully repaid and the other bond of US$150 million remained outstanding. As of the Latest Practicable Date, the foregoing outstanding bond had been fully repaid. As of June 30, 2023, the outstanding principal amounts of the Ping An Convertible Promissory Notes and the Optionally Convertible Promissory Notes amounted to RMB7,059 million and RMB8,365 million, respectively. Pledge of Assets As of June 30, 2023, we did not have any encumbrances, mortgage, lien, charge or pledge on its assets. Gearing Ratio As of June 30, 2023, our gearing ratio was 49.8% (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of borrowings, bond payable, convertible promissory note payable, and optionally convertible promissory notes). Significant Investments As of June 30, 2023, we did not hold any significant investments (including any investments in an investee company with a value of 5% or more of our total assets as of June 30, 2023). Material Acquisitions and Disposals We did not have any material acquisitions or disposals of subsidiaries, Consolidated Affiliated Entities, associates or joint ventures during the six months ended June 30, 2023. 2023 INTERIM REPORT 11

Management Discussion and Analysis (Continued) Future Plans for Material Investments or Capital Assets We did not have any future plans for material investments or capital assets as of June 30, 2023. Contingent Liabilities Third-party credit enhancement providers provide the majority of the financing guarantees for the loans we enable, while we provide the remainder. As of June 30, 2023, the balance of our remaining commitment under the financing guarantee contracts for which we do not consolidate the underlying loans amounted to RMB54,101 million. Other than the above, we did not have any material contingent liabilities as of June 30, 2023. Capital Expenditures and Capital Commitment Our capital expenditures were RMB24 million for the six months ended June 30, 2023. These capital expenditures primarily comprised expenditures for the purchase of property and equipment and other long-term assets. We intend to fund our future capital expenditures with our existing cash balance, and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business. As of June 30, 2023, we had no capital commitment. Risk Management Foreign exchange risk Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the USD/RMB exchange rate. We and some of our overseas intermediate holding companies’ functional currency is USD. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. We have entered into spot-forward USD/RMB currency swaps to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB. Interest rate risk Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Our interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, and accounts and other payables and contract liabilities. Our interest rate risk policy requires us to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities. 12 Lufax Holding Ltd

Management Discussion and Analysis (Continued) Employees and Remuneration We had a total of 50,057 full-time employees as of June 30, 2023. The following table sets forth a breakdown of our employees by function as of June 30, 2023. Function Number of Employees Sales and marketing 36,167 Credit assessment 1,500 Post-origination services 7,483 General and administrative 3,876 Technology and research 820 Other 211 Total 50,057 For the six months ended June 30, 2023, our employee benefit expenses amounted to RMB6,190 million as compared to RMB7,672 million for the six months ended June 30, 2022. As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, incentive share grants and other incentives. Our management recognizes the importance of realizing personal values for our employees and promotes a transparent appraisal system for all our employees seeking career advancement across different business departments. Our appraisal system provides the basis for making human resource decisions such as base compensation, bonuses, career promotion and employee share incentive grants. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results. We primarily recruit our employees through recruitment agencies, on-campus job fairs, industry referrals, internal referrals and online channels. In addition to on-the-job training, we regularly provide management, financial, technology, regulatory and other training to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external training with the approval of their supervisor. We have adopted the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan. Recent Developments after the Reporting Period There are no important events that had occurred since the end of the Reporting Period up to the Latest Practicable Date. 2023 INTERIM REPORT 13

CORPORATE GOVERNANCE AND OTHER INFORMATION The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of the Shareholders and to enhance corporate value and accountability. Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations As of June 30, 2023, so far as is known to the Directors, the interests and/or short positions (as applicable) of the Directors and the chief executives of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she is taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein, or which were required, pursuant to the ‘Model Code for Securities Transactions by Directors of Listed Issuers’ as set out in Appendix 10 to the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows: Interest in Shares or Underlying Shares of the Company Name of Director Nature of interest Number of Shares and/or Shares underlying outstanding options and/or unvested performance share units granted Approximate percentage of shareholding interest(1) Long position/ Short position Mr. Yong Suk CHO (趙容奭) Beneficial interest 527,150(2) 0.05% Long position Mr. Gregory Dean GIBB (計葵生) Beneficial interest 642,310(3) 0.06% Long position Mr. Guangheng JI (冀光恒) (4) Beneficial interest 428,975(4) 0.04% Long position Notes: (1) The calculation is based on the total number of 1,146,236,115 Shares issued and outstanding as of June 30, 2023 (excluding the treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company’s Share Incentive Plans). (2) This represents the aggregate of (i) 27,150 Shares to be issued upon vesting of the performance share units held by Mr. Yong Suk CHO under the 2019 Performance Share Unit Plan, and (ii) 500,000 Shares to be issued upon exercise of the options held by Mr. Yong Suk CHO under the 2014 Share Incentive Plan, as of June 30, 2023. 14 Lufax Holding Ltd

Corporate Governance and Other Information (Continued)

(3) This represents the aggregate of (i) 62,165 ADSs held by Mr. Gregory Dean GIBB, (ii) 54,017 Shares to be issued upon vesting of the performance share units held by Mr. Gregory Dean GIBB under the 2019 Performance Share Unit Plan, and (iii) 557,210 Shares to be issued upon exercise of the options held by Mr. Gregory Dean GIBB under the 2014 Share Incentive Plan, as of June 30, 2023.

(4) This represents 428,975 Shares to be issued upon vesting of the performance share units held by Mr. Guangheng JI under the 2019 Performance Share Unit Plan. Mr. Guangheng JI resigned as a non-executive Director with effect from August 8, 2023.

Save as disclosed above, as of June 30, 2023, so far as is known to the Directors, none of the Directors or the chief executives of the Company had or were deemed to have an interest and/or short position (as applicable) in the Shares, underlying Shares or debentures of the Company or any interests and/or short positions (as applicable) in the Shares, underlying Shares or debentures of the Company's associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or (iii) were required, pursuant to the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix 10 to the Listing Rules, to be notified to the Company and the Stock Exchange.

Interests and Short Positions of the Substantial Shareholders in Shares and Underlying Shares of the Company

As of June 30, 2023, the following persons (other than the Directors and chief executives of the Company whose interests have been disclosed in this report), had interests or short positions in the Shares and underlying Shares which were required to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	Capacity/Nature of interest	Number of Shares	Approximate percentage of shareholding interest[1]	Long position/ Short position
An Ke Technology[2][4]	Beneficial owner	285,000,000	24.86%	Long position
Ping An Overseas Holdings[2]	Beneficial owner	189,905,000	16.57%	Long position
Ping An Financial Technology[2]	Interest in controlled corporations	285,000,000	24.86%	Long position
Ping An Insurance[2][4]	Interest in controlled corporations	474,905,000	41.43%	Long position
Tun Kung Company Limited[3][4]	Beneficial interest	320,329,680	27.95%	Long position
Tongjun Investment Company Limited[3]	Interest in controlled corporations	320,329,680	27.95%	Long position
Lanbang Investment Company Limited[3][4]	Interest in controlled corporations	320,329,680	27.95%	Long position
Mr. Weiwei DOU[3]	Interest in controlled corporations	320,329,680	27.95%	Long position
Ms. Wenjun Wang[3]	Interest in controlled corporations	320,329,680	27.95%	Long position
Mr. Xuelian YANG[3][4]	Interest in controlled corporations	320,329,680	27.95%	Long position
Mr. Jingkui SHI[3][4]	Interest in controlled corporations	320,329,680	27.95%	Long position

2023 INTERIM REPORT 15

Corporate Governance and Other Information (Continued) Notes: (1) The calculation is based on the total number of 1,146,236,115 Shares issued and outstanding as of June 30, 2023 (excluding the treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company’s Share Incentive Plans). (2) Represents 285,000,000 Shares held by An Ke Technology and 189,905,000 Shares held by Ping An Overseas Holdings. An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 285,000,000 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 285,000,000 Shares held by An Ke Technology and 189,905,000 Shares held by Ping An Overseas Holdings. We issued the Ping An Convertible Promissory Notes in an aggregate principal amount of US$1,953.8 million to Ping An Overseas Holdings and An Ke Technology. As of June 30, 2023, 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes had been redeemed and the remaining 50% outstanding Ping An Convertible Promissory Notes which had not been redeemed can be converted, in whole or in part, into the Shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. Taking into account the dividend announced on March 13, 2023, the Ping An Convertible Promissory Notes can be converted into an aggregate of 74,402,132 ordinary shares, representing approximately 6.5% of the total issued and outstanding Shares as of June 30, 2023. For further details of Ping An Convertible Promissory Notes, see “History and Corporate Structure — Major Shareholding Changes of the Company and Our Principal Subsidiaries — Shareholding changes of the Company — Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology” in the Listing Document. (3) Represents 275,203,430 Shares held by Tun Kung Company Limited, a BVI company, plus, as of June 30, 2023, the interest in 45,126,250 Shares which derives from ADSs. As of June 30, 2023, each of Tongjun Investment Company Limited and Lanbang Investment Company Limited owned 47.2% and 52.8% of the issued and outstanding share capital of Tun Kung Company Limited, respectively. Tongjun Investment Company Limited and Lanbang Investment Company Limited are both British Virgin Islands companies. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholder, owns 50% of Tongjun Investment Company Limited’s shares. Each of the two individuals, Mr. Xuelian YANG and Mr. Jingkui SHI, owns 50% of Lanbang Investment Company Limited’s shares. Therefore, Tongjun Investment Company Limited, Lanbang Investment Company Limited, Mr. Wenwei DOU, Ms. Wenjun WANG, Mr. Xuelian YANG and Mr. Jingkui SHI are deemed to be interested in the Shares held by Tun Kung Company Limited. (4) Each shareholder of Lanbang Investment Company Limited, Mr. Jingkui SHI and Mr. Xuelian YANG, has granted an option to An Ke Technology to purchase up to 100% of his shares in Lanbang Investment Company Limited (“Lanbang Offshore Call Options”). Lanbang Investment Company Limited held 52.8% of the shares of Tun Kung Company Limited, which in turn beneficially owned 28.3% of the Shares. Lanbang Investment Company Limited has also granted an option to An Ke Technology to purchase up to 100% of its shares in Tun Kung Company Limited (“Tun Kung Offshore Call Options”, together with Lanbang Offshore Call Options, the “Offshore Call Options”). Lanbang Investment Company Limited is entitled to its voting and other rights in Tun Kung Company Limited prior to An Ke Technology’s exercise of the Tun Kung Offshore Call Options. For details of the Offshore Call Options, see note (2) to the subsection headed “History and Corporate Structure — Our Corporate Structure” in the Listing Document. Save as disclosed above, as of June 30, 2023, no person, other than the Directors whose interests are set out in the section headed “Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations” had or was deemed to have an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO. 16 Lufax Holding Ltd

Corporate Governance and Other Information (Continued) Share Incentive Plans We adopted the 2014 Share Incentive Plan in December 2014 and amended and restated it most recently on April 12, 2023 to comply with Chapter 17 of the Listing Rules. In addition, we adopted the 2019 Performance Share Unit Plan in September 2019 and amended and restated it most recently on April 12, 2023 to comply with Chapter 17 of the Listing Rules. They have been subject to Chapter 17 of the Listing Rules since the Listing Date. For the avoidance of doubt, options and awards granted pursuant to the Share Incentive Plans prior to the Listing Date are not subject to the provisions of the Listing Rules. For details of our Share Incentive Plans, please see “Statutory and General Information — D. Share Incentive Plans” in Appendix IV to the Listing Document. Options and PSUs available for grant under the Share Incentive Plans The scheme mandate limit under the Share Incentive Plans is 45,644,803 Shares and the service provider sublimit under the Share Incentive Plans is 15,000,000 Shares. As of the Listing Date, 23,714,710 Shares (equivalent to 47,429,420 ADSs) are available for future grant under the scheme mandate limit under the Share Incentive Plans and 11,635,844 Shares (equivalent to 23,271,688 ADSs) are available for future grant under the service provider sublimit under the Share Incentive Plans. As of June 30, 2023, 23,682,710 Shares (equivalent to 47,365,420 ADSs) are available for future grant under the scheme mandate limit under the Share Incentive Plans and 11,635,844 Shares (equivalent to 23,271,688 ADSs) are available for future grant under the service provider sublimit under the Share Incentive Plans. Maximum Number of Shares The maximum aggregate number of Shares that may be issued in respect of the Share Incentive Plans is 16,497,612 Shares, representing approximately 1.44% of the weighted average number of Shares issued and outstanding for the period from the Listing Date to June 30, 2023. 2023 INTERIM REPORT 17

Corporate Governance and Other Information (Continued) 2014 Share Incentive Plan The Company did not grant further options under the 2014 Share Incentive Plan after the Listing Date. Details of the movements of the options granted under the 2014 Share Incentive Plan during the period from the Listing Date to June 30, 2023 are as follows: Name or category of the Grantee Position Date of grant Vesting period Date of expiration Exercise price for options (per Share in RMB) Number of options outstanding as of the Listing Date Number of options exercised during the period from the Listing Date to June 30, 2023 Exercise price for options exercised during the period from the Listing Date to June 30, 2023 (per Share in RMB) Weighted average closing price of Shares immediately before the date of exercise Number of options cancelled during the period from the Listing Date to June 30, 2023 Exercise price for options cancelled during the period from the Listing Date to June 30, 2023 (per Share in RMB) Number of options lapsed during the period from the Listing Date to June 30, 2023 Number of options outstanding as of June 30, 2023 Yong Suk CHO (趙容奭) Chairman of the Board and Chief Executive Officer April 8, 2016 and December 29, 2017 4 years April 8, 2026 and December 29, 2027 98.06–118.0 500,000 —————— 500,000 Gregory Dean GIBB (計葵生) Executive Director and Co-Chief Executive Officer December 22, 2014 to April 1, 2017 4 years December 22, 2024 to April 1, 2027 8.0–98.06 557,209.5 —————— 557,209.5 Other grantees (in aggregate) August 16, 2014 to November 27, 2018 1 year to 4 years August 16, 2024 to November 27, 2028 8.00–118.00 13,168,829.5 100,328 8 HK$24.44 —— 107,584 12,960,917.50 Total 14,226,039 100,328—— 107,584 14,018,127 Note: (1) No consideration is required to be paid for the grant of options. 18 Lufax Holding Ltd

Corporate Governance and Other Information (Continued)

2019 Performance Share Unit Plan

Details of the movements of the performance share units ("**PSUs**", or each "**PSU**") granted under the 2019 Performance Share Unit Plan during the period from the Listing Date to June 30, 2023 are as follows:

		In respect of unvested PSUs as of the Listing Date							In respect of PSUs granted during the period from the Listing Date to June 30, 2023									
Name or category of the Grantee	Position	Date of grant	Unlocking period	Date of expiration	Purchase price	Number of unvested PSUs as of the Listing Date	Number of PSUs vested during the period from the Listing Date to June 30, 2023	Weighted average closing price of Shares immediately before the date of vesting	Number of PSUs granted during the period from the Listing Date to June 30, 2023	Date of grant	Unlocking period	Date of expiration	Purchase price	Performance target	Closing price of Share/ADS immediately before the date of grant	Fair value of PSUs granted at the date of grant	Number of PSUs cancelled during the period from the Listing Date to June 30, 2023	Number of PSUs lapsed during the period from the Listing Date to June 30, 2023	Number of PSUs unvested as of June 30, 2023
Yong Suk CHO (趙容奭)	Chairman of the Board and Chief Executive Officer	November 1, 2020	4 years	November 1, 2030	Nil	27,150	–	–	–	–	–	–	–	–	–	–	–	–	27,150
Gregory Dean GIBB (計葵生)	Executive Director and Co-Chief Executive Officer	November 1, 2020	4 years	November 1, 2030	Nil	54,017	–	–	–	–	–	–	–	–	–	–	–	–	54,017
Guangheng JI (冀光恒)	Non-executive Director (resigned on August 8, 2023)	April 1, 2020 and November 1, 2020	4 years	April 1, 2030 and November 1, 2030	Nil	428,975	–	–	–	–	–	–	–	–	–	–	–	–	428,975
Other grantees (in aggregate)		May 1, 2020 to October 1, 2021	4 years	May 1, 2030 to October 1, 2031	Nil	1,761,431	27,144	HK$23.53	32,000	June 1, 2023	4 years	June 1, 2033	Nil	The unlocking of the PSUs granted is subject to performance targets. In determining the number of PSUs granted to be unlocked in each applicable year, the Board shall take into account (i) the operating results of the Company, (ii) the performance of the Share price and (iii) the individual performance of each Grantee in the most recent annual appraisal and the ranking of the performance of such grantee. Any Grantee whose performance is among the bottom 10% in the most recent annual appraisal shall be disqualified from unlocking the PSUs granted for the applicable year, and the unlockable PSUs for such year shall be forfeited without any compensation from the Company.	HK$21.1 per Share & US$1.28 per ADS	RMB8.90 per Share (RMB4.45 per ADS)[3]	–	17,575	1,748,712
Total						2,271,573	27,144		32,000								–	17,575	2,258,854

2023 INTERIM REPORT 19

Corporate Governance and Other Information (Continued) Notes: (1) No consideration is required to be paid for the grant of PSUs. (2) The Group utilized Monte-Carlo simulation model to calculate the fair value of the PSUs granted. The key assumptions used in Monte-Carlo simulation model are the risk-free rate, expected volatility rate and expected dividend yield. The risk-free rate was estimated based on the yield of the U.S. treasury bond with a maturity life similar to the unlocking period of the PSUs granted and other related risk adjustments. The expected volatility rate was estimated based on the historical volatility of the guideline companies to which the Company’s business nature and performance would be compared, over a period of time commensurable in length to the unlocking period of the PSUs granted. The expected dividend yield was estimated based on an analysis of historical dividend relative to historical share/ADS price. Further details of the accounting standard and policy adopted for assessing the fair value of the PSUs granted during the period from the Listing Date to June 30, 2023 are set out in Note 3.22 to Appendix I to the Listing Document. Change in Directors’ Information Since the Listing Date to the Latest Practicable Date, there has no change in the Directors’ biographical details which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. Share Repurchase Program For the six months ended June 30, 2023, we did not have any share repurchase program. Purchase, Sale or Redemption of the Company’s Listed Securities Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange or the NYSE since the Listing Date up to the Latest Practicable Date. Compliance with the Code on Corporate Governance Since the Listing Date and up to June 30, 2023, we have complied with all the applicable code provisions of the Corporate Governance Code set forth in Part 2 of Appendix 14 to the Listing Rules, save for the following. Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. Mr. Yong Suk CHO has assumed the roles of chairman of the Board and chief executive officer of the Company, which constitutes a deviation from code provision C.2.1 of the Corporate Governance Code. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. Taking into account that Mr. Gregory Dean GIBB currently acts as the co-chief executive officer of the Company, the Board considers that the balance of power and authority for the present arrangement is not impaired and this structure enables the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole. 20 Lufax Holding Ltd

Corporate Governance and Other Information (Continued) Compliance with the Model Code for Securities Transactions by Directors The Company has adopted the Code for Dealings in Securities by Management (the “Code”), with terms no less exacting that the ‘Model Code for Securities Transactions by Directors of Listed Issuers’ as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code. Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she had complied with the Code after the Listing Date and up to June 30, 2023. Audit Committee We have established an audit committee comprising three independent non-executive Directors, namely Mr. Rusheng YANG, Mr. Xudong ZHANG and Mr. David Xianglin LI. Mr. YANG, being the chairman of the committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules. The primary duties of the Company’s audit committee are to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, to review the adequacy of our internal control over financial reporting, to review all related party transactions for potential conflict of interest situations and to approve, as appropriate, such transactions. Our audit committee has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2023. In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited interim financial report for the six months ended June 30, 2023 in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” Semi-Annual Dividend The Board declared a semi-annual dividend of US$0.078 per Share or US$0.039 per ADS for the six months ended June 30, 2023, payable in cash. The holders of Shares and ADSs of record at the close of business on Thursday, October 12, 2023, Hong Kong time and New York time, respectively, will be entitled to receive the semi-annual dividend. The Company expects the semi-annual dividend to be paid to the holders of Shares on Tuesday, October 24, 2023 (Hong Kong time). The Depositary expects to pay the semi-annual dividend to the holders of ADSs on October 30, 2023 (New York time). Dividend to be paid to the holders of ADSs through the Depositary will be subject to the terms of the deposit agreement. For holders of Shares, in order to qualify for entitlement to the semi-annual dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, for registration not later than 4:30 p.m. on Thursday, October 12, 2023 (Hong Kong time). 2023 INTERIM REPORT 21

Corporate Governance and Other Information (Continued) Exchange Rate Conversion Our reporting currency is Renminbi. This interim report contains translations of financial data in Renminbi amounts into U.S. dollars at specific rate solely for the convenience of the reader. Unless otherwise stated, all translations of financial data in Renminbi into U.S. dollars and from U.S. dollars into Renminbi in this interim report were made at a rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023 set forth in the H.10 statistical release of the Federal Reserve Board as extracted from the website of the Federal Reserve Board. Approval of Interim Report This interim report of the Group for the six months ended June 30, 2023 was approved and authorized for issue by the Board on August 21, 2023. Safe Harbor Statement This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry the Company operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC and the Stock Exchange. All information provided in this report is as of the Latest Practicable Date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. 22 Lufax Holding Ltd

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION PWC To the Board of Directors of Lufax Holding Ltd (Incorporated in the Cayman Islands with limited liability) Introduction We have reviewed the interim financial information set out on pages 25 to 62, which comprises the interim condensed consolidated statement of financial position of Lufax Holding Ltd (the “Company”) and its subsidiaries (together, the “Group”) as of June 30, 2023 and the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”. 2023 INTERIM REPORT 23

Report on Review of Interim Financial Information (Continued) Other Matter The comparative information for the interim condensed consolidated statement of financial position is based on the audited financial statements as of December 31, 2022. The comparative information for the interim condensed consolidated statements of comprehensive income, changes in equity and cash flows, and related explanatory notes, for the period ended June 30, 2023 has not been audited or reviewed. PricewaterhouseCoopers Certified Public Accountants Hong Kong August 22, 2023 24 Lufax Holding Ltd

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME Six Months Ended June 30, Note 2022 2023 RMB’000 RMB’000 Technology platform-based income 6 16,671,652 9,086,070 Net interest income 7 9,993,806 6,715,547 Guarantee income 3,838,473 2,565,405 Other income 1,235,577 537,632 Investment income 863,222 445,007 Share of net profit/(loss) of investments accounted for using the equity method 1,377 (1,587) Total income 32,604,107 19,348,074 Sales and marketing expenses 8 (7,979,735) (5,570,120) General and administrative expenses 8 (1,487,481) (1,249,416) Operation and servicing expenses 8 (3,170,998) (3,134,026) Technology and analytics expenses 8 (931,268) (685,616) Credit impairment losses 9 (6,336,429) (6,129,506) Asset impairment losses (351,956) — Finance costs (432,071) (324,288) Other gains/(losses) — net (408,691) 172,856 Total expenses (21,098,629) (16,920,116) Profit before income tax expenses 11,505,478 2,427,958 Less: Income tax expenses 10 (3,279,143) (691,970) Net profit for the period 8,226,335 1,735,988 Net profit attributable to: Owners of the Company 8,187,904 1,637,325 Non-controlling interests 38,431 98,663 8,226,335 1,735,988 The accompanying notes are an integral part of the condensed consolidated interim financial statements. 2023 INTERIM REPORT 25

Interim Condensed Consolidated Statement of Comprehensive Income (Continued) Six Months Ended June 30, Note 2022 2023 RMB’000 RMB’000 Other comprehensive loss, net of tax: Items that may be reclassified to profit or loss — Exchange differences on translation of foreign operations (158,195) (126,043) Items that will not be reclassified to profit or loss — Exchange differences on translation of foreign operations (451,520) (550,592) Total comprehensive income for the period 7,616,620 1,059,353 Total comprehensive income attributable to: Owners of the Company 7,577,933 959,564 Non-controlling interests 38,687 99,789 7,616,620 1,059,353 Earnings per share (expressed in RMB per share) — Basic earnings per share 11 7.16 1.43 — Diluted earnings per share 11 6.73 1.43 — Basic earnings per ADS 11 3.58 0.72 — Diluted earnings per ADS 11 3.37 0.72 The accompanying notes are an integral part of the condensed consolidated interim financial statements. 26 Lufax Holding Ltd

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION As of Note December 31, 2022 June 30, 2023 RMB’000 RMB’000 ASSETS Cash at bank 12 43,882,127 46,927,978 Restricted cash 12 26,508,631 16,525,118 Financial assets at fair value through profit or loss 13 29,089,447 23,174,613 Financial assets at amortized cost 14 4,716,448 3,628,947 Accounts and other receivables and contract assets 15 15,758,135 10,245,741 Loans to customers 16 211,446,645 163,236,747 Deferred tax assets 4,990,352 4,991,199 Property and equipment 322,499 248,284 Investments accounted for using the equity method 39,271 37,684 Intangible assets 885,056 879,258 Right-of-use assets 754,010 557,225 Goodwill 8,911,445 8,911,445 Other assets 1,958,741 1,517,147 Total assets 349,262,807 280,881,386 LIABILITIES Payable to platform investors 1,569,367 1,436,543 Borrowings 17 36,915,513 31,813,817 Bond payable 2,143,348 1,151,921 Current income tax liabilities 1,987,443 544,309 Accounts and other payables and contract liabilities 18 12,198,654 7,558,070 Payable to investors of consolidated structured entities 177,147,726 121,523,513 Financing guarantee liabilities 19 5,763,369 4,720,097 Deferred tax liabilities 694,090 648,329 Lease liabilities 748,807 545,060 Convertible promissory note payable 5,164,139 5,556,909 Optionally convertible promissory notes 8,142,908 8,726,033 Other liabilities 2,000,768 1,839,112 Total liabilities 254,476,132 186,063,713 The accompanying notes are an integral part of the condensed consolidated interim financial statements. 2023 INTERIM REPORT 27

Interim Condensed Consolidated Statement of Financial Position (Continued) As of Note December 31, 2022 June 30, 2023 RMB’000 RMB’000 EQUITY Share capital 75 75 Share premium 32,073,874 31,290,230 Treasury shares (5,642,769) (5,642,769) Other reserves 2,158,432 1,439,763 Retained earnings 64,600,234 66,237,559 Total equity attributable to owners’ of the Company 93,189,846 93,324,858 Non-controlling interests 1,596,829 1,492,815 Total equity 94,786,675 94,817,673 Total liabilities and equity 349,262,807 280,881,386 The accompanying notes are an integral part of the condensed consolidated interim financial statements. 28 Lufax Holding Ltd

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Group							
	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non-controlling interests	Total Equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2022	75	33,365,786	(5,560,104)	9,304,995	55,942,943	93,053,695	1,505,508	94,559,203
Net profit for the period	—	—	—	—	8,187,904	8,187,904	38,431	8,226,335
Other comprehensive income/(loss)	—	—	—	(609,971)	—	(609,971)	256	(609,715)
Total comprehensive income for the period	—	—	—	(609,971)	8,187,904	7,577,933	38,687	7,616,620
Transactions with owners								
Repurchase of ordinary shares	—	—	(82,665)	—	—	(82,665)	—	(82,665)
Capital reduction from non-controlling interests	—	—	—	—	—	—	(1,069)	(1,069)
Exercise of share-based payment	—	111,156	—	(54,907)	—	56,249	—	56,249
Contributions from non-controlling interests	—	—	—	—	—	—	15,938	15,938
Dividend declared	—	(4,943,882)	—	—	—	(4,943,882)	—	(4,943,882)
Share-based payment	—	—	—	17,598	—	17,598	365	17,963
As of June 30, 2022	75	28,533,060	(5,642,769)	8,657,715	64,130,847	95,678,928	1,559,429	97,238,357

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

2023 INTERIM REPORT 29

Interim Condensed Consolidated Statement of Changes in Equity (Continued)

	Attributable to owners of the Group							
	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non-controlling interests	Total Equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2023	75	32,073,874	(5,642,769)	2,158,432	64,600,234	93,189,846	1,596,829	94,786,675
Net profit for the period	–	–	–	–	1,637,325	1,637,325	98,663	1,735,988
Other comprehensive income/(loss)	–	–	–	(677,761)	–	(677,761)	1,126	(676,635)
Total comprehensive income for the period	–	–	–	(677,761)	1,637,325	959,564	99,789	1,059,353
Transactions with owners								
Exercise of share-based payment	–	11,468	–	(10,014)	–	1,454	–	1,454
Acquisition of non-controlling interests of a subsidiary	–	–	–	4,511	–	4,511	(203,711)	(199,200)
Dividend declared	–	(795,112)	–	–	–	(795,112)	–	(795,112)
Share-based payment	–	–	–	(35,405)	–	(35,405)	(92)	(35,497)
As of June 30, 2023	75	31,290,230	(5,642,769)	1,439,763	66,237,559	93,324,858	1,492,815	94,817,673

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

30 Lufax Holding Ltd

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS Six Months Ended June 30, 2022 2023 RMB’000 RMB’000 Cash flows from operating activities Cash generated from operating activities 6,157,821 7,661,811 Income tax paid (8,894,815) (2,381,032) Net cash generated (used in)/from operating activities (2,736,994) 5,280,779 Cash flows from investing activities Proceeds from sale of investment assets 54,420,428 38,315,777 Proceeds from sale of property and equipment 2,070 1,347 Net cash received from disposal of subsidiary — 25,590 Interest received on investment assets 909,472 665,669 Payment for acquisition of investment assets (46,362,565) (37,149,343) Securities purchased under agreements to resell, net 4,018,111 — Payment for property and equipment and other long-term assets (43,856) (23,549) Net cash generated from investing activities 12,943,660 1,835,491 Cash flows from financing activities Proceeds from issuance of shares and other equity securities 15,938 — Including: Proceeds from capital contribution from the non-controlling shareholder of subsidiaries 15,938 — Proceeds from exercise of share-based payment 70,902 252 Proceeds from borrowings 2,713,228 7,390,619 Refund of cash reserved for repurchase of ordinary shares — 854,624 Repayment of borrowings (4,634,677) (13,276,441) Repayment of bond payable — (1,062,315) Payment for lease liabilities (297,254) (279,241) Payment for interest expenses (226,843) (620,384) Payment for dividend declared (4,943,882) (786,299) Repayment of convertible promissory note payable — (3,642,931) Payment for acquisition of non-controlling interests of subsidiary — (199,200) Net cash used in financing activities (7,302,588) (11,621,316) Effect of exchange rate changes on cash and cash equivalents 2,358 427,092 Net increase/(decrease) in cash and cash equivalents 2,906,436 (4,077,954) Add: Cash and cash equivalents at the beginning of the period 26,496,310 29,537,511 Cash and cash equivalents at the end of the period 29,402,746 25,459,557 The accompanying notes are an integral part of the condensed consolidated interim financial statements. 2023 INTERIM REPORT 31

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the Six-months Ended June 30, 2023 1 General information Lufax Holding Ltd (the “Company”) was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. On October 30, 2020, the Company’s American depositary shares (“ADSs”) commenced trading on the New York Stock Exchange under the ticker symbol “LU”. The Company’s shares (the “Shares”) have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) since April 14, 2023. The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements (collectively referred to as the “Group”) are principally engaged in core retail credit and enablement business to both borrowers and institutions in the People’s Republic of China (the “PRC”). On April 6, 2023, the Group paid RMB199 million to Shanghai OneConnect Financial Technology Co., Ltd. and completed the purchase of 40% equity interest in Ping An Puhui Lixin Asset Management Co. Ltd (“Puhui Lixin”), which was an indirect non-wholly-owned subsidiary of the Group. After the acquisition of non-controlling interests, Puhui Lixin becomes the wholly-owned subsidiary of the Group. This interim financial information is presented in RMB and all values are rounded to the nearest thousand (RMB’000) except when otherwise stated. This condensed consolidated interim financial information has not been audited. 2 Basis of preparation This condensed consolidated interim financial information for the six months ended June 30, 2023 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial information does not include all the information and disclosure required in an annual financial statements. Accordingly, this interim financial information should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS as issued by IASB”), and any public announcements made by the Group during the six months ended June 30, 2023. 32 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 3 Material accounting policies Except as described below, the accounting policies and method of computation used in the preparation of the condensed consolidated interim financial information are consistent with those used in the annual financial statements for the year ended December 31, 2022. New and amended standards and interpretations adopted by the Group Effective for the annual periods beginning on or after IFRS 17 Insurance contracts January 1, 2023 Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies January 1, 2023 Amendments to IAS 8 Definition of Accounting Estimates January 1, 2023 Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction January 1, 2023 Amendments to IAS 12 International Tax Reform — Pillar Two Model Rules January 1, 2023 The Group adopted these amendments on January 1, 2023 and noted no significant impact on the Group’s financial position or performance. New and amended standards and interpretations not yet adopted by the Group Effective for the annual periods beginning on or after Amendment to IFRS 16 Leases on sale and leaseback January 1, 2024 Amendment to IAS 1 Non current liabilities with covenants January 1, 2024 Amendments to IAS 1 Classification of Liabilities as Current or Non-current January 1, 2024 Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements January 1, 2024 Amendments to IFRS 10 and IAS 28 Sale or contribution of assets between an investor and its associate or joint venture To be determined. The Group does not expect that adoption of these standards will have a significant impact on the Group’s financial position or performance. 2023 INTERIM REPORT 33

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 4 Critical accounting estimates and judgements The preparation of the condensed consolidated interim financial information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing the condensed consolidated interim financial information, the nature of significant judgments made by management in applying accounting policies and the key sources of estimation uncertainty were consistent with those described in the audited consolidated financial statements as of and for the year ended December 31, 2022 of the Company. 5 Financial instruments and risks The Group’s activities expose it to a variety of market risks (comprising foreign currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group. The condensed consolidated interim financial information does not include all information of financial risk management and disclosures required in the annual financial statements, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2022. There are no changes in any material risk management policies during the six months ended June 30, 2023. 5.1 Measurement of Expected credit loss (“ECL”) There have been no changes in the risk management policies since December 31, 2022. The Group has developed macro-economic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include gross domestic product (GDP), customer price index (CPI), broad measure of money supply (M1) and other macro-economic variables. Through regression analysis, the relationship among these economic indicators in history with probability of default (“PD”) is determined, and PD then determined through forecasting economic indicators. The forecasting methods and critical assumptions applied had no material changes during the six months ended June 30, 2023. The Group regularly evaluates and forecasts these macro-economic indicators to provide best estimates for the future, and regularly evaluates the results. The Group combined statistical analysis results to determine the weights of different scenarios, and also considered the range of possible outcomes represented by each scenario to determine the final macro-economic assumptions and weights for measuring the relevant expected credit loss. Similar to other economic forecasts, the estimates of economic indicators have high inherent uncertainties, actual results may have significant differences with estimates. The Group considered the estimates above represented the optimal estimation of possible outcomes. The weighted credit loss above is calculated by multiplying the expected credit loss under each scenario by relative weightings. 34 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
For the Six-months Ended June 30, 2023

5 Financial instruments and risks (Continued)

5.1 Measurement of ECL (Continued)

The impact of these economic indicators on PD varies to different businesses. The Group comprehensively considers internal and external data, future forecasts and statistical analysis to determine the relationship between these economic indicators with PD. The Group evaluates and forecasts these economic indicators at least annually at balance sheet date, and regularly evaluates the results based on changes in macro-economics.

Sensitivity analysis

The Group has the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario reduced by 10%, the Group's ECL impairment provision as of December 31, 2022 and June 30, 2023 would be reduced by RMB62 million and RMB50 million, respectively; if the weight of the downside scenario increased by 10% and the weight of the base scenarios reduced by 10%, the Group's ECL impairment provision as of December 31, 2022 and June 30, 2023 would be increased by RMB123 million and RMB94 million, respectively.

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 reclassified to stage 1 due to significant improvement in credit risk.

	As of	
	December 31, 2022	**June 30, 2023**
	RMB'000	**RMB'000**
Total ECL and financing guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	10,479,472	**10,036,940**
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	12,826,347	**11,860,063**
Difference-amount	(2,346,875)	**(1,823,123)**
Difference-ratio	-18%	**-15%**

5.2 Fair value estimation

The Group's policies are consistent with those described in the consolidated financial statements for the year ended December 31, 2022 for determining and disclosing the fair value of financial instruments by valuation techniques. No significant changes were made to the fair value valuation techniques since December 31, 2022.

2023 INTERIM REPORT 35

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
For the Six-months Ended June 30, 2023

5 Financial instruments and risks (Continued)

5.2 Fair value estimation (Continued)

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2022	Level 1 RMB'000	Level 2 RMB'000	Level 3 RMB'000	Total RMB'000
Unlisted Securities				
Asset management plans	—	4,667,559	342,154	5,009,713
Trust plans	—	3,268,709	621,840	3,890,549
Private fund and other equity investments	—	1,603,219	440,832	2,044,051
Mutual funds	7,125,498	—	—	7,125,498
Corporate bonds	—	—	46,435	46,435
Bank wealth management products	—	7,563,450	—	7,563,450
Structured deposits	—	2,406,785	—	2,406,785
Others debt investments	—	—	1,002,966	1,002,966
Derivative instruments				
Interest rate swap	—	222,086	—	222,086
Foreign currency swap	—	225,357	—	225,357
Total	7,125,498	19,957,165	2,454,227	29,536,890

As of June 30, 2023	**Level 1 RMB'000**	**Level 2 RMB'000**	**Level 3 RMB'000**	**Total RMB'000**
Unlisted Securities				
Asset management plans	**—**	**3,405,878**	**761,024**	**4,166,902**
Trust plans	**—**	**1,387,659**	**3,778,428**	**5,166,087**
Private fund and other equity investments	**—**	**—**	**1,086,858**	**1,086,858**
Mutual funds	**6,000,842**	**—**	**—**	**6,000,842**
Corporate bonds	**—**	**—**	**44,763**	**44,763**
Bank wealth management products	**—**	**4,726,067**	**—**	**4,726,067**
Structured deposits	**—**	**801,910**	**—**	**801,910**
Others debt investments	**—**	**—**	**1,181,184**	**1,181,184**
Derivative instruments				
Foreign currency swap	**—**	**(109,603)**	**—**	**(109,603)**
Total	**6,000,842**	**10,211,911**	**6,852,257**	**23,065,010**

36 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 5 Financial instruments and risks (Continued) 5.2 Fair value estimation (Continued) The following table presents the changes in level 3 instruments for the six months ended June 30, 2023: Six Months Ended June 30, 2023 RMB’000 As of January 1, 2023 2,454,227 Additions 2,188,510 Disposal (328,569) Transfer into level 3 2,725,942 Gains or losses recognized in profit or loss (187,853) As of June 30, 2023 6,852,257 Fair value measurements using significant unobservable input: The level of fair value measurement is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the estimation of fair value. The following table summarises main quantitative and qualitative information about the significant unobservable inputs used in level 3 fair value measurements for financial assets at fair value through profit or loss as of December 31, 2022 and June 30, 2023. Range of inputs As of December 31, 2022 June 30, 2023 Unobservable inputs — Discount rate 5.4%–9.5% 5.4%– 9.5% — Net asset value (a) N/A N/A (a) The Group has determined that the reporting net asset value represents fair value at the end of the reporting period. 2023 INTERIM REPORT 37

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 5 Financial instruments and risks (Continued) 5.2 Fair value estimation (Continued) The table below illustrates the impact to profit before income tax for the six months ended June 30, 2022 and 2023, if the risk-adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant. Six Months Ended June 30, 2022 2023 RMB’000 RMB’000 Discount rate +100 basis points (45,062) (59,900) -100 basis points 50,016 67,830 6 Technology platform-based income Six Months Ended June 30, 2022 2023 RMB’000 RMB’000 Technology platform-based income Retail credit and enablement service fees 16,251,349 8,978,365 Other technology platform-based income 420,303 107,705 16,671,652 9,086,070 Retail credit and enablement service fees Loan enablement service fees 2,426,950 501,050 Post-origination services fees 13,185,142 8,126,237 Referral income from platform service 639,257 351,078 16,251,349 8,978,365 38 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
For the Six-months Ended June 30, 2023

6 Technology platform-based income (Continued)

(a) The table below sets forth the remaining performance obligations of long-term contracts:

	As of June 30, 2023 RMB'000
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each period	
Expected to be recognized within one year	**7,682,777**
Expected to be recognized in one to two years	**3,220,755**
Expected to be recognized over two years	**1,250,131**
	12,153,663

7 Net interest income

	Six Months Ended June 30, 2022 RMB'000	2023 RMB'000
Loans originated by consolidated trust plans		
Interest income	13,701,241	**8,648,257**
Interest expense	(5,144,946)	**(3,949,616)**
Net interest income from loans originated by consolidated trust plans	8,556,295	**4,698,641**
Loans originated by consumer finance company and microloan lending companies		
Interest income	1,783,920	**2,339,483**
Interest expense	(346,409)	**(322,577)**
Net interest income from loans originated by consumer finance company and microloan lending companies	1,437,511	**2,016,906**
Total net interest income	9,993,806	**6,715,547**

2023 INTERIM REPORT 39

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 8 Expense by nature Six Months Ended June 30, 2022 2023 RMB’000 RMB’000 Employee benefit expenses (Note 8.1) 7,671,791 6,189,598 Loan origination and servicing expenses 1,812,179 1,631,897 Outsourcing service expenses 735,416 587,837 Trust management fee 743,383 494,618 Payment processing expenses 586,685 444,490 Promotion and advertising expenses 813,768 353,758 Depreciation of right-of-use assets 299,779 231,363 Taxes and surcharges 315,125 180,332 Business entertainment expenses 160,162 77,464 Others 431,194 447,821 Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses 13,569,482 10,639,178 8.1 Employee benefit expenses (a) Employee benefit expenses are as follows: Six Months Ended June 30, 2022 2023 RMB’000 RMB’000 Wages, salaries and bonuses 5,421,544 4,400,145 Other social security costs, housing benefits and other employee benefits 1,447,873 1,182,843 Pension costs — defined contribution plans 784,411 642,107 Share-based payment 17,963 (35,497) 7,671,791 6,189,598 40 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 9 Credit impairment losses Six Months Ended June 30, 2022 2023 RMB’000 RMB’000 Loans to customers 2,643,233 3,025,358 Financing guarantee contracts 2,830,180 2,723,890 Accounts and other receivables and contract assets 649,573 348,532 Financial assets at amortized cost 215,053 29,542 Others (1,610) 2,184 6,336,429 6,129,506 10 Income tax expenses The following table sets forth the income tax expense of the Group for the six months ended June 30, 2022 and 2023: Six Months Ended June 30, 2022 2023 RMB’000 RMB’000 Current income tax 2,560,902 754,099 Deferred income tax 718,241 (62,129) 3,279,143 691,970 (a) Cayman Islands and BVI Income Tax The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes. (b) Hong Kong Income Tax Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Commencing from the year of assessment of 2018, the first HKD2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half of the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. 2023 INTERIM REPORT 41

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 10 Income tax expenses (Continued) (c) Indonesia Income Tax The Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the six months ended June 30, 2022 and 2023. (d) PRC Corporate Income Tax (“CIT”) The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the six months ended June 30, 2022 and 2023, based on the existing legislation, interpretations and practices in respect thereof. On November 27, 2018, the Group’s subsidiary Weikun Technology applied and was qualified as High and New Technology Enterprises (hereinafter “HNTE”), which entitles it to a preferential CIT rate of 15% for consecutive three years. Weikun Technology reapplied HNTE and was approved the HNTE status in December 2021. Accordingly, the qualification of HNTE of Weikun will be expired in October 2024. According to certain preferential regulations and policies issued by relevant tax authorities, certain subsidiaries and branches of the Group were qualified for a preferential tax rate of 15%. (e) PRC Withholding Tax According to the New Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies. The Group does not have any plan to require its PRC subsidiaries to distribute their existing retained earnings and intends to retain them to operate and expand business in the PRC. Accordingly, no deferred tax liability on withholding tax was accrued at the end of each reporting period presented. (f) Due to the change in business strategy, deferred tax assets in relation to certain subsidiaries of the Group have not been recognized as it is not probable that future taxable profits of these subsidiaries will be available in order to utilize the tax benefits from the deductible temporary differences. 42 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 11 Earnings per share (a) Basic earnings per share is calculated by dividing the profit attributable to owners of the Group by the weighted average number of ordinary shares in issue during the periods excluding ordinary shares purchased by the Group. Six Months Ended June 30, 2022 2023 RMB’000 RMB’000 Profit attributable to owners of the Company 8,187,904 1,637,325 Weighted average number of ordinary shares in issue (in ‘000) 1,144,182 1,146,076 Basic earnings per share (in RMB) 7.16 1.43 Basic earnings per ADS (in RMB) 3.58 0.72 (b) Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the six months ended June 30, 2022 and 2023 the Group has four categories of potential dilutive ordinary shares: convertible promissory note, optionally convertible promissory notes, share options and PSUs. For the six months ended June 30, 2022, four categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share: convertible promissory note, optionally convertible promissory notes, share options and PSUs. For the six months ended June 30, 2023, two categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share: share options and PSUs. Potential ordinary shares issuable upon conversion of optionally convertible promissory notes and convertible promissory note were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive. 2023 INTERIM REPORT 43

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 11 Earnings per share (Continued) Six Months Ended June 30, 2022 2023 RMB’000 RMB’000 Earnings Profit attributable to owners of the Company 8,187,904 1,637,325 Interest expense on convertible instruments, net of tax 739,452 — Net profit used to determine diluted earnings per share 8,927,356 1,637,325 Weighted average number of ordinary shares Weighted average number of ordinary shares in issue (in ‘000) 1,144,182 1,146,076 Adjustments for: Assumed conversion of convertible instruments (in ‘000) 180,765 — Assumed exercise of share options and vesting of PSUs (in ‘000) 2,472 1,205 Weighted average number of ordinary shares for diluted earnings per share (in ‘000) 1,327,419 1,147,281 Diluted earnings per share (in RMB) 6.73 1.43 Diluted earnings per ADS (in RMB) 3.37 0.72 44 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 12 Cash at bank and restricted cash As of Cash at bank December 31, 2022 June 30, 2023 RMB’000 RMB’000 Demand deposits RMB 24,509,888 21,995,281 USD 1,985,271 1,895,591 IDR 15,450 12,275 HKD 13,586 9,148 26,524,195 23,912,295 Time deposits RMB 17,248,631 22,174,209 USD — 725,865 IDR 111,416 119,871 17,360,047 23,019,945 Less: Provision for impairment losses (2,115) (4,262) 43,882,127 46,927,978 As of Restricted cash December 31, 2022 June 30, 2023 RMB’000 RMB’000 Cash from consolidated structured entities (a) 22,990,022 14,073,683 Deposits held on behalf of platform investors (b) 702,018 1,317,365 Deposits for borrowings 1,478,504 — Others (c) 1,338,087 1,134,070 26,508,631 16,525,118 (a) Cash from consolidated structured entities is the cash held by the Group’s consolidated structured entities either received from investors for upcoming investment in retail credit business or investors’ funds whose withdrawal is in processing due to settlement time. 2023 INTERIM REPORT 45

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 12 Cash at bank and restricted cash (Continued) (b) Deposits held on behalf of platform investors represents funds received from platform investors whose withdrawal is in processing due to settlement time. (c) Others mainly comprise cash generated from a risk sharing business with banks (refer to Note 18(a)). 13 Financial assets at fair value through profit or loss As of December 31, 2022 June 30, 2023 RMB’000 RMB’000 Unlisted securities Mutual funds 7,125,498 6,000,842 Trust plans (a) 3,890,549 5,166,087 Bank wealth management products 7,563,450 4,726,067 Asset management plans (a) 5,009,713 4,166,902 Other debt investments 1,002,966 1,181,184 Private fund and other equity investments (a) 2,044,051 1,086,858 Structured deposits 2,406,785 801,910 Corporate bonds (a) 46,435 44,763 29,089,447 23,174,613 (a) As of December 31, 2022 and June 30, 2023, the principal amount of financial assets at fair value through profit or loss amounting to RMB3,742 million and RMB4,558 million were past due. A fair value loss of RMB284 million was recognized for the six months ended June 30, 2023 for these overdue financial assets based on the discounted future cash flow estimated at the balance sheet date. 46 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
For the Six-months Ended June 30, 2023

14 Financial assets at amortized cost

	As of	
	December 31, 2022	**June 30, 2023**
	RMB'000	**RMB'000**
Unlisted securities		
Debt Investments	6,471,987	**5,366,479**
Interest receivable	122,799	**161,168**
	6,594,786	**5,527,647**
Less: Provision for impairment losses	(1,878,338)	**(1,898,700)**
	4,716,448	**3,628,947**
Expected credit loss rate	28.48%	**34.35%**

(a) As of December 31, 2022 and June 30, 2023, the principal amount of financial assets at amortized cost both amounting to RMB2,000 million were past due. An impairment loss of RMB31 million was recognized for the six months ended June 30, 2023 based on the discounted future recoverable amount estimated at the balance sheet date.

(b) The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the six months ended June 30, 2023:

	Six Months Ended June 30, 2023				
	RMB'000	**RMB'000**	**RMB'000**	**RMB'000**	**RMB'000**
	Stage 1	**Stage 2**	**Stage 3**	**POCI**	**Total**
As of January 1, 2023	**4,159,153**	**—**	**2,088,223**	**347,410**	**6,594,786**
New financial assets originated or purchased	**103,537**	**—**	**—**	**24,952**	**128,489**
Write-offs	**—**	**—**	**—**	**(14,594)**	**(14,594)**
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	**(1,069,443)**	**—**	**13,503**	**(125,094)**	**(1,181,034)**
As of June 30, 2023	**3,193,247**	**—**	**2,101,726**	**232,674**	**5,527,647**

2023 INTERIM REPORT 47

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
For the Six-months Ended June 30, 2023

14 Financial assets at amortized cost (Continued)

(c) The following table sets forth the movement of ECL allowance for the six months ended June 30, 2023:

	Six Months Ended June 30, 2023				
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2023	40,518	—	1,806,692	31,128	1,878,338
New financial assets originated or purchased	455	—	—	—	455
Write-offs	—	—	—	(14,594)	(14,594)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(16,922)	—	—	(3,727)	(20,649)
Change in parameters of expected credit loss model	6,404	—	31,490	17,256	55,150
As of June 30, 2023	30,455	—	1,838,182	30,063	1,898,700

15 Accounts and other receivables and contract assets

	As of	
	December 31, 2022	June 30, 2023
	RMB'000	RMB'000
Contract acquisition cost	6,236,822	4,181,768
Receivables from core retail credit and enablement service	3,736,176	2,672,741
Trust statutory deposits (a)	1,058,355	904,832
Receivables from external payment services providers (b)	1,826,203	627,923
Receivables from referral arrangements	586,461	555,502
Other deposits	505,764	494,833
Receivables from guarantee arrangements	430,908	343,559
Receivables from other technology platform-based service	508,202	288,062
Receivables for shares repurchase program	859,772	—
Others	648,973	666,514
Less: Provision for impairment losses (c)	(639,501)	(489,993)
	15,758,135	10,245,741

48 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 15 Accounts and other receivables and contract assets (Continued) The following table sets forth the aging analysis of receivables generated from activities in relation to core retail credit and enablement service, other technology platform-based service, referral and guarantee arrangements as of December 31, 2022 and six months ended June 30, 2023. The aging is presented from the date the corresponding revenue is recognized. As of December 31, 2022 June 30, 2023 RMB’000 RMB’000 Up to 1 year 5,107,630 3,617,712 1 to 2 years 117,620 219,277 2 to 3 years 30,548 20,182 Above 3 years 5,949 2,693 5,261,747 3,859,864 (a) The balances represent cash deposited in China Trust Protection Fund Co., Ltd. as required by trust regulations. (b) The Group maintains accounts with external online payment service providers to transfer deposits of platform investors, collect principal and interest from borrowers and dispatch loan proceeds to borrowers. The Group recorded the related amounts as receivables from external payment service providers. (c) The following table sets forth the movements in the provision for impairment losses: Six Months Ended June 30, 2023 RMB’000 As of January 1, 2023 639,501 Impairment loss recognized in the interim condensed consolidated statement of comprehensive income 348,532 Written off during the period (535,496) Recovery of receivables written off previously 37,456 As of June 30, 2023 489,993 2023 INTERIM REPORT 49

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
For the Six-months Ended June 30, 2023

15 Accounts and other receivables and contract assets (Continued)

(d) The loss allowance as of December 31, 2022 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

	As of December 31, 2022			
	Current	1–90 days past due	91–180 days past due	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Expected loss rate	3.11%	92.34%	93.11%	12.15%
Receivables from core retail credit and enablement service	3,315,385	176,470	244,321	3,736,176
Receivables from other technology platform-based service	508,202	—	—	508,202
Receivables from referral arrangements	586,461	—	—	586,461
Receivables from guarantee arrangements	321,228	52,191	57,489	430,908
Loss allowance	(147,337)	(211,145)	(281,019)	(639,501)

(e) The loss allowance as of June 30, 2023 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

	As of June 30, 2023			
	Current	**1–90 days past due**	**91–180 days past due**	**Total**
	RMB'000	**RMB'000**	**RMB'000**	**RMB'000**
Expected loss rate	**3.78%**	**93.22%**	**95.00%**	**12.69%**
Receivables from core retail credit and enablement service	**2,419,958**	**87,848**	**164,935**	**2,672,741**
Receivables from other technology platform-based service	**288,062**	**—**	**—**	**288,062**
Receivables from referral arrangements	**555,502**	**—**	**—**	**555,502**
Receivables from guarantee arrangements	**216,221**	**54,420**	**72,918**	**343,559**
Loss allowance	**(131,412)**	**(132,621)**	**(225,960)**	**(489,993)**

50 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
For the Six-months Ended June 30, 2023

16 Loans to customers

	As of	
	December 31, 2022	**June 30, 2023**
	RMB'000	**RMB'000**
Loans originated by consolidated trust plans	186,396,992	**135,686,487**
Loans originated by microloan lending companies and consumer finance company	30,109,705	**33,269,182**
Interest receivable	2,002,926	**1,421,044**
Less: Provision for impairment losses		
Stage 1	(4,481,912)	**(4,128,927)**
Stage 2	(1,197,126)	**(1,050,525)**
Stage 3	(1,383,940)	**(1,960,514)**
	(7,062,978)	**(7,139,966)**
	211,446,645	**163,236,747**
Expected credit loss rate	3.23%	**4.19%**

(a) As of December 31, 2022 and June 30, 2023, respectively, loans amounted to RMB142,966 million and RMB101,737 million were covered by credit enhancement provided by credit enhancement partners. Out of which, the majority of the balance were covered by credit insurance provided by Ping An Property and Casualty Insurance Company ("Ping An P&C"), a subsidiary of Ping An Insurance (Group) Company of China, Ltd. Credit enhancement partners independently underwrite the borrowers and entered into the credit enhancement directly with the borrowers. The beneficiaries of such credit enhancement are the institutional funding partners who provide funding to the borrowers.

(b) For the six months ended June 30, 2023, the amounts of concession provided to customers were not material.

2023 INTERIM REPORT 51

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 16 Loans to customers (Continued) (c) The following table sets forth the movement of gross carrying amount of loans to customers for the six months ended June 30, 2023: Six Months Ended June 30, 2023 RMB’000 RMB’000 RMB’000 RMB’000 Stage 1 Stage 2 Stage 3 Total As of January 1, 2023 213,091,088 3,960,712 1,457,823 218,509,623 New loans originated 62,669,645 — — 62,669,645 Transfers (12,873,897) 9,201,458 3,672,439 — — From stage 1 to stage 2 (13,211,553) 13,211,553 — — — From stage 2 to stage 1 337,656 (337,656) — — — From stage 2 to stage 3 — (3,676,230) 3,676,230 — — From stage 3 to stage 2 — 3,791 (3,791) — Loans de-recognized and other adjustments in the current period (including repayments of loans) (97,478,233) (10,260,082) (26,481) (107,764,796) Write-offs — — (3,037,759) (3,037,759) As of June 30, 2023 165,408,603 2,902,088 2,066,022 170,376,713 52 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
For the Six-months Ended June 30, 2023

16 Loans to customers (Continued)

(d) The following table sets forth the movement of ECL allowance for the six months ended June 30, 2023:

	Six Months Ended June 30, 2023			
	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	4,481,912	1,197,126	1,383,940	7,062,978
New loans originated	722,370	—	—	722,370
Transfers	(2,709,640)	398,434	3,514,304	1,203,098
— *From stage 1 to stage 2*	(2,722,611)	2,722,611	—	—
— *From stage 2 to stage 1*	70,811	(70,811)	—	—
— *From stage 2 to stage 3*	—	(3,242,818)	3,242,818	—
— *From stage 3 to stage 2*	—	3,541	(3,541)	—
Net impact on expected credit loss by stage transfers	(57,840)	985,911	275,027	1,203,098
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(2,212,896)	(557,811)	(25,153)	(2,795,860)
Change in parameters of expected credit loss model	3,847,181	12,776	35,793	3,895,750
Write-offs	—	—	(3,037,759)	(3,037,759)
Recovery of loans written off previously	—	—	89,389	89,389
As of June 30, 2023	4,128,927	1,050,525	1,960,514	7,139,966

Loans to customers amounting to RMB3,038 million were written off in the first half year of 2023 and were still subject to enforcement activity. The enforcement activity includes the amounts written off in previous years.

2023 INTERIM REPORT 53

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 17 Borrowings As of December 31, 2022 June 30, 2023 RMB’000 RMB’000 Secured — Bank borrowings 1,343,970 — Unsecured — Bank borrowings (a) 35,251,477 31,617,175 36,595,447 31,617,175 Interest payable 320,066 196,642 Total borrowings 36,915,513 31,813,817 (a) As of December 31, 2022, the Group had USD1,290 million (equivalent to approximately RMB8,984 million) unsecured borrowings related to a three-year syndicated loan facility agreement entered into on February 13, 2020, with the available loan facility of USD1,500 million. The interest rate is determined based on monthly LIBOR rate plus 1.25% and the interest is repaid on monthly basis. This three-year syndicated loan facility agreement was matured on May 18, 2023. (b) The following table sets forth the range of interest rates of borrowings as of December 31, 2022 and June 30, 2023: As of December 31, 2022 June 30, 2023 Bank borrowings — fixed rate 2.70%–4.30% 3.00%–4.50% Bank borrowings — floating rate 1.72%–5.59% 5.57%–6.89% 54 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 18 Accounts and other payables and contract liabilities As of December 31, 2022 June 30, 2023 RMB’000 RMB’000 Contract liabilities from retail credit and enablement service 3,067,715 2,954,836 Employee benefit payable 2,715,543 2,389,677 Payable to cooperation banks (a) 471,339 570,977 Tax payable 846,402 461,405 Payable to investees 430,616 430,616 Other deposits payable 221,671 264,096 Payable to external suppliers (b) 193,283 107,271 Trust management fee payable (b) 57,976 22,854 Cash compensation of Class C ordinary shares restructing 21,205 21,581 Unpaid redemption consideration for convertible promissory notes 3,745,929 — Others 426,975 334,757 12,198,654 7,558,070 (a) Payable to cooperation banks is related to the restricted cash that is generated from a risk sharing business with banks. Under such business, the Group provides loan enablement services for loans originated by banks and is paid a variable fee determined based on the performance of underlying loans facilitated by the Group. On a monthly basis, the Group receives fixed service fees from the cooperation banks based on a fixed percentage of loans originated in restricted cash accounts. The service fees will be adjusted based on actual performance of the loans originated under this business upon maturity. (b) As of December 31, 2022 and June 30, 2023, the aging of the payable to external suppliers and trust management fee payable are all within 1 year. 2023 INTERIM REPORT 55

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
For the Six-months Ended June 30, 2023

19 Financing guarantee liabilities

(a) The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the six months ended June 30, 2023:

	Six Months Ended June 30, 2023			
	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	67,011,692	1,491,246	—	68,502,938
New guarantee contracts originated	13,671,650	—	—	13,671,650
Transfers	(3,294,453)	3,294,453	—	—
— From stage 1 to stage 2	(3,523,082)	3,523,082	—	—
— From stage 2 to stage 1	228,629	(228,629)	—	—
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(24,341,511)	(3,731,848)	—	(28,073,359)
As of June 30, 2023	53,047,378	1,053,851	—	54,101,229

(b) The following table sets forth the movement of ECL allowance of financing guarantee contracts for the six months ended June 30, 2023:

	Six Months Ended June 30, 2023			
	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	4,375,720	1,387,649	—	5,763,369
New guarantee contracts originated	241,312	—	—	241,312
Transfers	(2,890,243)	3,102,079	—	211,836
— From stage 1 to stage 2	(2,950,532)	2,950,532	—	—
— From stage 2 to stage 1	215,211	(215,211)	—	—
Net impact on expected credit loss by stage transfers	(154,922)	366,758	—	211,836
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(1,551,539)	(3,516,465)	—	(5,068,004)
Change in parameters of expected credit loss model	3,547,933	23,651	—	3,571,584
As of June 30, 2023	3,723,183	996,914	—	4,720,097

56 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 20 Dividends On March 13, 2023, the Company’s board of directors approved and declared a cash dividend of USD0.10 per ordinary share based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 7, 2023, which amounting to 1,146,108,643 shares. This interim dividend was paid in April 2023. 21 Related parties and related party transactions The following significant transactions were carried out between the Group and its related parties during the six months ended June 30, 2022 and 2023. (a) Names and relationships with related parties The following table sets forth the major related parties which have major transactions with the Group during the six months ended June 30, 2022 and 2023: Name of related parties Relationship with the Company Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries (“Ping An Group”) Significant influence on the Group and its subsidiaries 2023 INTERIM REPORT 57

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 21 Related parties and related party transactions (Continued) 21.1 Significant transactions with related parties The following are the significant related party transactions and balances during the period and as of period end: Six Months Ended June 30, 2022 2023 RMB’000 RMB’000 Technology platform-based income Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 912,663 406,851 Other income Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 1,103,131 509,778 Investment income Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 249,083 121,429 Finance costs-Interest income Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 84,594 158,002 Finance costs-Interest expense Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 6,302 13,138 Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 1,483,263 1,019,675 Other gains/(losses) — net Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 34,874 75,391 58 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 21 Related parties and related party transactions (Continued) 21.1 Significant transactions with related parties (Continued) Technology platform based income Ping An Group is a product provider of the Group’s technology platform. The investment products provided by Ping An Group primarily include insurance products, bank products, trust plans and others. Fees are collected from Ping An Group for facilitation of investment products offered on the Group’s technology platform. The Group generally receives service fees based on a certain percentage of the volume of investment products facilitated and loans made by Ping An Group. Such fee is recognized upon successful facilitation. The Group also provides technical support for the operation of the business system to Ping An Group, which generally recognized monthly based on the cost plus method. Other income Other income mainly comprises income for the account management services provided by the Group to Ping An Group. For the first half year of 2022, the Group generally received the service fees monthly based on the number of accounts managed and the performance of the underlying loans managed by the Group for Ping An Group. While for the first half year of 2023, the Group mainly receives the service fees monthly based on the performance of the underlying loans managed by the Group. Net interest income — Interest expense The interest expense mainly consists of interest paid for borrowings from Ping An Group. These borrowings were used to providing funding for on-balance sheet loans under the Company’s retail credit and enablement business. The interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings. Investment income Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group. Finance costs Ping An Group provides deposit services and financing services to the Group. Finance costs include interest paid to Ping An Group for borrowings used for businesses other than the retail credit and enablement business, interest paid to Ping An Group for its subscription in the consolidated wealth management products managed by the Group and interest income received from Ping An Group for cash deposited by the Group in Ping An Group. The finance cost is calculated based on the effective interest rates on the outstanding balances. 2023 INTERIM REPORT 59

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 21 Related parties and related party transactions (Continued) 21.1 Significant transactions with related parties (Continued) Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses Ping An Group provides a wide spectrum of services to the Group, including but not limited to: (1) accounting processing and data communication services; (2) transaction settlement and custodian service; (3) office premise rental services; (4) technology support; and (5) HR support. The Group, in return, pays service fees to Ping An Group. The precise scope of service, service fees calculation, method of payment and other details of the service arrangement are agreed between the relevant parties separately. The services fees paid by the Group to Ping An Group are determine through a bidding procedure according to the internal policies and procedures of the Group. If no tendering and bidding process is required under the Group’s internal policies, they are determined through mutual negotiations between the two parties based on historical fees of such services and comparable market rates. Other gains/(losses) — net Other gains/(losses) — net mainly consist of foreign exchange losses due to the foreign exchange swaps provided by Ping An Group. Leases Part of the right-of-use assets and lease liabilities are rented from Ping An Group, and are used as workplace. Convertible promissory note payable Ping An Group also held a convertible promissory note issued by the Company. Purchase of financial assets The Group purchased certain assets management plans, trust plans, mutual funds, private fund and other equity investments, bank wealth management products and corporate bonds managed and/or issued by Ping An Group. 60 Lufax Holding Ltd

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 21 Related parties and related party transactions (Continued) 21.2 Balances with related parties As of December 31, 2022 June 30, 2023 RMB’000 RMB’000 Trade related (i) Cash Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 14,316,239 11,974,074 Account and other receivables and contract assets Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 1,310,245 1,273,074 Accounts and other payables and contract liabilities and other liabilities Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 560,888 431,352 Non-trade related (ii) Account and other receivables and contract assets and other assets Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 1,641,361 466,383 Payable to platform investors, accounts and other payables and contract liabilities and other liabilities Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 3,839,817 3,888 Financial assets at amortized cost Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 2,504,622 1,502,518 Borrowings Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 820,716 — 2023 INTERIM REPORT 61

Notes to Unaudited Condensed Consolidated Financial Statements (Continued) For the Six-months Ended June 30, 2023 21 Related parties and related party transactions (Continued) 21.2 Balances with related parties (Continued) (i) The balances with related parties were unsecured, interest-free and repayable on demand. In 2023, the Company paid cash dividends to An Ke Technology Company Limited and Ping An Insurance Overseas (Holdings) Limited, amounting to USD28,500,000 and USD18,990,500, respectively. (ii) These non-trade balances with related parties were mainly for treasury management purpose which are collectable or repayable on demand or within one year. 21.3 Key management personnel compensation Key management includes directors (executive and non-executive) and senior officers. The following table sets forth the compensations paid or payable to key management for employee services: Six Months Ended June 30, 2022 2023 RMB’000 RMB’000 Wages, salaries and bonuses 17,780 23,967 Other social security costs, housing benefits and other employee benefits 1,529 4,380 Pension costs — defined contribution plans 186 176 Share-based payment 3,125 (2,003) 22,620 26,520 22 Subsequent events On August 21, 2023, the board of directors of the Company has approved a cash dividend of USD0.078 per ordinary share for the six-month period ended June 30, 2023, on the Company’s outstanding shares to shareholders of record as of the close of trading on October 12, 2023. 62 Lufax Holding Ltd

ANNEX I — UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE-MONTHS ENDED JUNE 30, 2023 Unaudited Condensed Consolidated Income Statements (All amounts in thousands, except share data, or otherwise noted) Three Months Ended June 30, 2022 2023 RMB RMB Technology platform-based income 7,379,637 4,075,697 Net interest income 5,010,245 3,366,917 Guarantee income 1,936,139 1,148,646 Other income 532,002 310,170 Investment income 428,234 370,043 Share of net profit/(loss) of investments accounted for using the equity method 1,754 (1,151) Total income 15,288,011 9,270,322 Sales and marketing expenses (3,495,839) (2,540,067) General and administrative expenses (761,940) (493,345) Operation and servicing expenses (1,581,171) (1,576,137) Technology and analytics expenses (483,385) (344,131) Credit impairment losses (3,512,913) (2,997,706) Asset impairment losses (351,956) — Finance costs (221,279) (135,649) Other gains/(losses) — net (526,718) 130,444 Total expenses (10,935,201) (7,956,591) Profit before income tax expenses 4,352,810 1,313,731 Income tax expenses (1,416,356) (310,113) Net profit for the period 2,936,454 1,003,618 2023 INTERIM REPORT 63

Annex I — Unaudited Condensed Consolidated Financial Information for the Three-months Ended June 30, 2023 (Continued) Unaudited Condensed Consolidated Income Statements (Continued) (All amounts in thousands, except share data, or otherwise noted) Three Months Ended June 30, 2022 2023 RMB RMB Net profit attributable to: Owners of the Group 2,908,962 965,349 Non-controlling interests 27,492 38,269 Net profit for the period 2,936,454 1,003,618 Earnings per share — Basic earnings per share 2.54 0.84 — Diluted earnings per share 2.46 0.84 — Basic earnings per ADS 1.27 0.42 — Diluted earnings per ADS 1.23 0.42 64 Lufax Holding Ltd

ANNEX I — Unaudited Condensed Consolidated Financial Information for the Three-months Ended June 30, 2023 (Continued) Unaudited Condensed Consolidated Statements of Cash Flows (All amounts in thousands, except share data, or otherwise noted) Three Months Ended June 30, 2022 2023 RMB RMB Net cash generated (used in)/from operating activities (1,034,772) 1,994,730 Net cash generated from/(used in) investing activities 6,048,599 (339,249) Net cash generated used in financing activities (6,577,441) (8,844,090) Effects of exchange rate changes on cash and cash equivalents 24,535 393,412 Net decrease in cash and cash equivalents (1,539,079) (6,795,197) Cash and cash equivalents at the beginning of the period 30,941,825 32,254,754 Cash and cash equivalents at the end of the period 29,402,746 25,459,557 2023 INTERIM REPORT 65

DEFINITIONS “2014 Share Incentive Plan” the Phase I share incentive plan of the Company, adopted in December 2014 and as most recently amended and restated on April 12, 2023 “2019 Performance Share Unit Plan” the 2019 performance share unit plan of Company, adopted in September 2019 and as most recently amended and restated on April 12, 2023 “ADS(s)” American Depositary Shares, every two representing one Share “An Ke Technology” An Ke Technology Company Limited (安科技術有限公司), a company with limited liability incorporated in Hong Kong on June 9, 2014, and is one of our controlling shareholders “associate(s)” has the meaning ascribed to it under the Listing Rules “Board” the board of Directors “BVI” British Virgin Islands “China” or “the PRC” the People’s Republic of China, and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan “Companies Ordinance” Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Company”, “we”, “us”, or “our” Lufax Holding Ltd (陸金所控股有限公司), a company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (Stock Ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623) “connected person(s)” has the meaning ascribed to it under the Listing Rules “Consolidated Affiliated Entity(ies)” the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group “controlling shareholder(s)” has the meaning ascribed to it under the Listing Rules “Corporate Governance Code” the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, as amended from time to time 66 Lufax Holding Ltd

Definitions (Continued) “Depositary” Citibank, N.A., depositary bank of the ADSs “Director(s)” the director(s) of the Company “Group”, “the Group”, “we”, “us”, or “our” the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time “HKD” or “HK$” Hong Kong dollars, the lawful currency of Hong Kong “Hong Kong” the Hong Kong Special Administrative Region of the PRC “IFRS” the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board “Latest Practicable Date” August 14, 2023, being the latest practicable date for ascertaining certain information in this interim report before its publication “Listing Date” April 14, 2023, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the Stock Exchange “Listing Document” the listing document issued by the Company on April 11, 2023 in connection with the listing of the Shares on the Stock Exchange “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time “NYSE” the New York Stock Exchange “Optionally Convertible Promissory Notes” the optionally convertible promissory notes issued to certain holders of our Class C ordinary shares on September 30, 2020, details of which are set out in “History and Corporate Structure — Major Shareholding Changes of the Company and Our Principal Subsidiaries — Shareholding changes of the Company — C-Round Restructuring Convertible Notes” in the Listing Document “Ping An Convertible Promissory Notes” the convertible promissory notes in an aggregate principal amount of US$1,953.8 million due in October 2023 with an interest rate of 0.7375% per annum that the Company issued to Ping An Overseas Holdings on October 8, 2015, which the Company has redeemed 50% of the outstanding principal amount and the maturity date of the remaining 50% outstanding principal amount has been extended to October 2026 pursuant to the most recent amendment in December 2022 2023 INTERIM REPORT 67

Definitions (Continued) “Ping An Financial Technology” Shenzhen Ping An Financial Technology Consulting Co. Ltd. (深圳平安金融 科技諮詢有限公司), a company incorporated under the laws of the PRC on April 16, 2008, and one of our controlling shareholders “Ping An Insurance” Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股 份有限公司), a company established as a joint stock company under the laws of the PRC on January 16, 1997 whose shares are dually listed on the Shanghai Stock Exchange (Stock Code: 601318) and the Stock Exchange (Stock Code: 2318), and is one of our controlling shareholders “Ping An Overseas Holdings” China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控 股)有限公司), a company with limited liability incorporated in Hong Kong on October 24, 1996, and one of our controlling shareholders “Reporting Period” the six months ended June 30, 2023 “RMB” or “Renminbi” Renminbi, the lawful currency of China “SBOs” small business owners, including owners of legal entities, individuals who conduct their businesses as sole proprietors, management-level individuals of SMBs, and self-employed individuals with proof of business operations “SEC” the Securities and Exchange Commission of the United States “SFO” or “Securities and Futures Ordinance” Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Share Incentive Plans” the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan “Share(s)” the ordinary shares of US$0.00001 each in the share capital of the Company “Shareholder(s)” holder(s) of the Share(s) “Stock Exchange” The Stock Exchange of Hong Kong Limited “subsidiary” or “subsidiaries” has the meaning ascribed to it under the Listing Rules “United States” United States of America, its territories, its possessions and all areas subject to its jurisdiction “US$”, “USD” or “U.S. dollars” United States dollars, the lawful currency of the United States “%” per cent 68 Lufax Holding Ltd

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